UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

96950G102

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,370,130

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,370,130

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,130

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,370,130

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,370,130

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,130

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Coinvestors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,856

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,856

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,856

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Odyssey Investment Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,370,130

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,370,130

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,130

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Berger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,374,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,374,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Hopkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,374,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,374,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Kwait

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,374,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,374,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Muzzafar Mirza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,374,986

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,374,986

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Williams Scotsman International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8211 Town Center Drive Baltimore, Maryland 21236

Item 2.
(a)

Name of Person Filing
Odyssey Investment Partners Fund, LP

Odyssey Capital Partners, LLC

Odyssey Coinvestors, LLC

Odyssey Investment Partners, LLC

Stephen Berger

William Hopkins

Brian Kwait

Muzzafar Mirza

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Odyssey Investment Partners Fund, LP, Odyssey Capital Partners, LLC, Odyssey Coinvestors, LLC, Odyssey Investment Partners, LLC, Stephen Berger, William Hopkins, Brian Kwait and Muzzafar Mirza is:

c/o Odyssey Investment Partners Fund, LP

280 Park Avenue

New York, New York 10017

	(c)	Citizenship See Row 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 96950G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Odyssey Investment Partners Fund, LP is the record holder of 2,370,130 shares of the identified class of securities; and Odyssey Coinvestors, LLC, is the record holder of 4,856 shares of the identified class of securities. As the general partner of Odyssey Investment Partners Fund, LP, Odyssey Capital Partners, LLC may be deemed to be the indirect beneficial owner of 2,370,130 shares of the identified securities.  As the manager of Odyssey Investment Partners Fund, LP, Odyssey Investment Partners, LLC may be deemed to be the indirect beneficial owner of 2,370,130 shares of the identified securities.

Each of Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC is managed by a four-person managing board.  All board action related to the voting or disposition of the identified securities requires approval of a majority of the applicable board.  The members of each managing board are Stephen Berger, William Hopkins, Brian Kwait and Muzzafar Mirza, each of whom in his capacity as a member of the managing boards of Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC may be deemed to share beneficial ownership of any securities beneficially owned by Odyssey Investment Partners, LLC or Odyssey Capital Partners, LLC, as applicable, although each disclaims any such beneficial ownership.

Odyssey Coinvestors, LLC is managed by a five-person managing board, and all board action related to the voting or disposition of the identified securities requires approval of a majority of its board.  The five members of the Odyssey Coinvestors, LLC managing board include the four members of the managing boards of each Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC listed above.  Each member of the managing board may be deemed to share beneficial ownership of any securities beneficially owned by Odyssey Coinvestors, LLC, although each disclaims any such beneficial ownership.

(b) Percent of class: See Row 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Row 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The general partner of Odyssey Investment Partners Fund, LP is Odyssey Capital Partners, LLC, a Delaware limited liability company (the “General Partner of Odyssey”) and the manager of Odyssey Investment Partners Fund, LP is Odyssey Investment Partners, LLC, a Delaware limited liability company.  Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC are each the indirect beneficial owner of the securities beneficially owned by Odyssey Investment Partners Fund, LP.  Each of Odyssey Investment Partners, LLC and Odyssey Capital Partners, LLC is managed by a four-person managing board, consisting of Stephen Berger, William Hopkins, Brian Kwait and Muzzafar Mirza, each of whom may be deemed to share voting and investment power with respect to the shares and votes deemed to be owned by Odyssey Investment Partners, LLC or Odyssey Capital Partners, LLC, as applicable.  Odyssey Coinvestors, LLC is managed by a five-person managing board, which includes the four managing members of each Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, therefore, each of the members of the managing board may be deemed to share voting and investment power with respect to the shares and votes deemed to be owned by Odyssey Coinvestors, LLC.  Because Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC are each governed by the same four-person managing board, because Odyssey Coinvestors, LLC is governed by a five-person managing board that includes the four members of the managing boards of each of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC and because Odyssey Coinvestors, LLC and Odyssey Investment Partners Fund, LP acted together in their acquisition of the securities held by such entities, such entities may be deemed to be members of a "group" in relation to their respective investments in Williams Scotsman International, Inc. but do not affirm the existence of a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2007

ODYSSEY INVESTMENT PARTNERS FUND, LP

By:	ODYSSEY CAPITAL PARTNERS, LLC,
its General Partner

	By:	/s/ Stephen Berger
		Name:	Stephen Berger
		Title:	Chairman

ODYSSEY COINVESTORS, LLC

By:	ODYSSEY INVESTMENT PARTNERS, LLC,
its Managing Member

	By:	/s/ Brian Kwait
		Name:	Brian Kwait
		Title:	Managing Member

/s/ Stephen Berger
Stephen Berger

/s/ William Hopkins
William Hopkins

/s/ Brian Kwait
Brian Kwait

/s/ Muzzafar Mirza
Muzzafar Mirza

EXHIBIT INDEX

Exhibit 1.

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on April 6, 2006.